   NDT VENTURES LTD.

   A NORTHAIR GROUP COMPANY

2004 ANNUAL REPORT

   NDT VENTURES LTD.

   A NORTHAIR GROUP COMPANY

Letter to the Shareholders

This year has been a very positive one for NDT.  The Company’s management, with its strength in mineral exploration finance and structuring of exploration agreements, has continued to support a very experienced and aggressive technical team. This team has built a diversified exploration portfolio throughout the Americas and, with a philosophy of growth through strategic acquisitions, continues to seek new opportunities to build shareholder value.

NDT now has two projects with exposure to world class exploration discoveries:

  the Trend gold project in the Battle Mountain/Eureka Trend (Cortez area) of Nevada, and three properties in the heart of the Melville Peninsula diamond province in Nunavut, Canada.

During the past year, NDT completed a small equity financing, enabling the Company to more aggressively pursue additional acquisition opportunities and further explore existing projects. In particular, NDT will be working to add exploration value by drill testing several recently acquired gold projects in northern Nevada. As well, NDT’s team is hard at work evaluating new and existing opportunities in South America, Ontario and Manitoba.

The junior equity markets began to experience some volatility and weakness in the spring of 2004, yet we continue to believe in a long term upward trend in commodities and in the equities of the companies which explore for precious and base metals. We all believe that the coming year will be an exciting one filled with promise based on NDT’s portfolio of high-quality, early stage exploration projects and strong management and technical team.

We thank our shareholders for their ongoing support during a positive, yet a volatile, period for the exploration sector.

On behalf of the Board of Directors,

NDT VENTURES LTD.

/s/ signed

Frederic G. Hewett, P.Eng.

President & CEO

September 29, 2004

EXPLORATION OVERVIEW

The Company maintains specific criteria for property development. To fit this criteria, a project must demonstrate a permissive geologic environment with the potential of hosting economic mineralization.  Drill targets must already exist or be identifiable with a minimal work program. Ideally an early phase exploration program should potentially enhance the worth of the project.  Importantly, potential deal terms must reflect project risk.

In June of this year the Company acquired a package of nine precious metal projects located in northern Nevada. Initial property visits and data reviews have been completed with the evaluation and prioritization process continuing.  The company’s objective is to define quality targets that warrant drill testing.

Also in Nevada, the Company has joint ventured its Trend Project with Nevada Contact Inc. NDT’s Trend Project adjoins the southern end and lies on strike with the lineation of known deposits within the Cortez Joint Venture (Cortez JV), an area with known reserves and resources of over 18 million ounces of gold.

Nevada Contact has commenced a geophysical program to define specific targets for drilling expected in late 2004 or early 2005.

During the year, the Company has maintained diversity by exploring for diamond bearing kimberlites on the Melville Peninsula, Nunavut.  The Melville Diamond Project covers approximately 4,243 square km of prospective ground situated within 60 km of the diamondiferous AV-1 and AV-2 kimberlites now being explored by Stornoway Diamond Corporation.  NDT and its joint venture partner, Strongbow Exploration Inc., are earning a collective 60% interest (30% each) in three properties from Stornoway and BHP Billiton. The Joint Venture is conducting a $300,000 exploration program in 2004 to follow up on positive results from the 2003 program.

In late 2003, the Company acquired by exploration permit, an approximate 14,000 hectare land position, over a permissive greenstone belt, situated approximately 120 kilometres southeast of Thompson in northern Manitoba. In early 2004 NDT completed an exploration program at Domain, which re-established and expanded known target areas in preparation for further exploration.

The Company continues to hold strategic, and geologically attractive land positions in Voisey’s Bay, Labrador, where Inco is moving forward with project development.  NDT also maintains a strategic land position in Argentina on the Cordon de Esquel mineral belt, an area hosting gold reserves in excess of 4.3 million ounces.

The Company will continue exploring its current portfolio of properties as it seeks additional acquisition opportunities in the Americas

UNITED STATES

NEVADA

Nevada Nine Projects

In NDT’s acquisition search, Nevada has long been considered a prime exploration area. Negotiations commenced in 2004 with a small private company, Platoro West, that held a group of properties in Nevada.

Ce Ce
OM
Spring City
Sawtooth
Golden Shears
Rose
Morgan
Mt.
Tobin
Fencemaker
Trend
HUMBOLDT STRUCTURAL TREND
CARLIN TREND
BATTLE MTN. TREND
Reno
NEVADA
WALKER LANE
MINERAL BELT
Las Vegas

The majority of the properties in the package were acquired by Platoro West following the merger of Placer Dome and Getchell Gold. NDT reviewed summary data on a large number of these properties, optioning nine that met the Company’s acquisition criteria.

All of these properties lie in Pershing and Humboldt Counties within recognized mineral districts, and are situated in geologically favorable settings with highly anomalous to ore-grade gold in outcrop.

Initial property visits and data reviews have been completed on all of the projects with detailed work completed or in progress on several. The evaluation and prioritization process continues with the objective of rating the prospects and establishing our level of interest and overall project commitment.

Of the nine, Golden Shear has the most obvious potential, and detailed mapping and sampling has been completed.  The remaining properties are a combination of bonanza vein prospects and sediment hosted bulk mineable targets. The majority of these have geologic similarities to properties within the same geologic provinces, such as Florida Canyon and Relief Canyon.

Trend Project

The Trend Project consists of a large block of 143 mineral claims owned by NDT adjoining the southern end of the Cortez Joint Venture (Cortez JV), a segment of the northwest striking Battle Mountain-Eureka mineral trend in north central Nevada. This district is host to the Pipeline, South Pipeline, South Pipeline Extension (Cross Roads), Gap, Gold Acres, Horse Canyon, Pediment and Cortez Hills deposits, with reported reserves/resources exceeding 18 million ounces of gold.

The Trend Project lies approximately 8 kilometers south southeast of Cortez Hills and on strike with the lineation of known deposits within the district. Cortez Hills is a relatively recent discovery and contains an announced reserve of over 7 million ounces of gold.  Exploration continues here with high expectations that the deposit will continue to grow.

The Trend Project claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.

10 km
Cortez Hills/Pediment and Mill Canyon Discoveries
Cortez Joint Venture Claims
N
GRAVEL ROAD
5 km
ET Blue Discovery
Trend Project Claims
LEGEND
Anomalous Geochemistry
Interpreted Linear Structure
0
2 km
NEVADA
Other Claims

A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach soil sampling program.

Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north.

In May 2004 NDT optioned the Trend Project to Nevada Contact Inc. (NCI), a subsidiary of Sudbury Contact Mines Ltd. NCI can eventually acquire up to a 65% interest in the project.  The agreement requires that NCI complete a minimum first year work commitment of $US100,000.

NCI plans a detailed aeromagnetic data interpretation of the project area and have commissioned a detailed, ground-based gravity survey of the entire project area. The objective of both the aeromagnetic and gravity surveys is to provide interpretations that can be used to delineate structure, lateral extent of geologic bodies and depth estimates of covered geologic units. This data, coupled with geological and geochemical results provided by NDT and others, will be used to design an initial drill program planned for late 2004 or early 2005.

With two unrelated exploration projects, the Company’s Black Hills and Pasco Canyon Nevada properties, results did not meet minimum expectations and both were returned to the vendors.

CANADA

Melville Diamond Project

NDT and Strongbow Exploration Inc. have commenced a planned $300,000 exploration program this year to follow-up and prospect selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples, to confirm and further investigate anomalous sample results on both Fury and the Gem properties. No further exploration is planned this year for Sarcpa, however the property is located in a strategic area and exploration expenditures incurred to date are sufficient to hold the permits for several years.

Baffin Island
N
Gulf of Boothia
Stornaway Diamond Discovery
Igloolik
Recent Kimberlite Discoveries
Fury
Sarcpa
Foxe Basin
Gem
Committee Bay
Melville Peninsula
Qulalugaq
Diamondiferous Kimberlites
Hudson Bay
NDT Ventures Ltd
Strongbow Exploration Inc.
SWY-BHP
SWY-BHP-HEG
SWY-BHP
SBW-SWY-BHP
SBW-SWY-HEG
BHP
DE BEERS
OTHER
0
100 Km
Beaufort Sea
Baffin Bay
Baffin Is
Nunavut
NWT
Yellowknife
Hudson Bay

Fury, the most northerly of the NDT-Strongbow three permit blocks, is located on the southern coast of Baffin Island and on islands to the south, directly across the narrow Fury and Hecla Straits from the Melville Peninsula.  This block covers ground between a large DeBeers land position on Baffin Island and Stornoway Diamond Corporation’s Aviat North property to the southwest. The southern most Gem block, is approximately 150 kilometres south of the AV-1 (Stornoway’s first diamondiferous kimberlite) discovery.

In 2003, NDT and Strongbow completed a 15,000 km fixed wing aeromagnetic survey over the Fury permits and collected a total of 245 heavy mineral samples from Fury, Sarcpa and Gem. Interpretation and analysis of the magnetic data has resulted in the identification of 95 anomalous responses. Five anomalous heavy mineral samples from Fury have returned kimberlitic pyrope garnet grains and a sample from Gem returned several mineral grains of probable kimberlitic affinity.

Exploration in the Melville Diamond District of Canada’s eastern arctic will be very active this season, with industry leaders such as De Beers, BHP and Stornoway expending significant exploration funds to evaluate known kimberlites and to hopefully discover additional diamondiferous kimberlites.  Prior to the 2003 field season, the NDT-Strongbow claims had seen essentially no previous exploration activity but are part of the same geologic province as ground held by Stornoway.  As such, from an exploration perspective, the claims are considered to be equally as permissive for the discovery of kimberlites.

The management of NDT considers the Melville Diamond Project to be an exciting grass roots diamond exploration venture and is optimistic that ongoing systematic exploration on its land holdings, using proven geochemistry, geophysics and remote sensing techniques, will result in new kimberlite discoveries.

Domain Project, Northern Manitoba

In 2003 Company acquired a large land position over portions of the God’s Lake greenstone belt in northern Manitoba. The mineral exploration license, measuring 20 kilometers by seven kilometers, totals approximately 14,000 hectares, and is situated approximately 120 kilometres southeast of Thompson.

Limited exploration work was completed by others in the area, in the 1960’s and 1980’s, as part of regional grass roots programs.  This work included the completion of air and ground magnetic and EM surveys that defined multiple northwest trending anomalies.  The most extensive of these extends for over 10 kilometers with sub-parallel zones traced for up to four kilometers. Four shallow drill holes tested a 100 metre segment on one of the more prominent trends. All of the holes intersected mineralized banded iron formation, with values including; 5.4 g/t gold over 4.1 metres, 5.03 g/t gold over 2.6 metres and 12.6 g/t gold over 1.32 metres. The geophysical signature associated with this mineralization has been traced two kilometers to the northwest to the limit of the survey and over one kilometer to the southeast.  Elsewhere on the property, limited drilling has intersected other zones of significant gold mineralization, including 3.18 g/t over 1.55 metres and 5.64 grams over 0.2 metres.

The Domain Project is situated within a highly perspective greenstone belt of Manitoba with limited work by others having established the presence of gold in banded iron formation.  Known drilled mineralization is open and several large untested targets remain to be explored.

Logistically, the Domain Project is well located, with a major winter road and regional power line transecting the property.  It is proximal to a community that offers scheduled air and basic support services.   In early 2004 the Company completed a program of ground magnetic and horizontal loop electromagnetic surveying and carried out detailed reviews of all available data. Previous target areas were re-established and expanded in preparation for further exploration.

Voisey’s Bay Projects

Inco Ltd.’s world class Voisey’s Bay copper-nickel-cobalt deposit is now scheduled for development and pre-development work has begun.  NDT continues to maintain its strategic land position in the district with claims covering favorable geology that has the potential for new discoveries.

At South Voisey Bay, Falconbridge Limited has withdrawn from the project and Donner Minerals, as operator of South Voisey Bay Nickel, will continue to investigate means to move the project forward. NDT maintains a 6.55% interest in South Voisey Bay Nickel.

ARGENTINA

Magma Project, Chubut Province

In Argentina, the Company controls 5000 hectares within the geological trend that hosts the significant Esquel gold project owned by Meridian Gold.  Although the Esquel project has recently been the subject of public opposition, Meridian is optimistic that they will see production within a reasonable time frame.  At last report, the measured and indicated resources of Esquel stand at 3,276,000 ounces gold and 5,866,000 ounces of silver with 75% of this grading in excess of 10.5 g/t gold and 18.2 g/t silver.  The Company will continue to maintain its Magma claims and monitor the progress of Meridian’s activities.

Thomas H. Burkhart, B.Sc.

Vice President - Exploration

   NDT  VENTURES  LTD.

          A NORTHAIR GROUP COMPANY

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod,

Chairman of the Board & Director

Frederic G. Hewett, P.Eng.,

President, Chief Executive Officer & Director

D. Bruce McLeod, P.Eng.,

Vice President & Director

Thomas H. Burkhart, B.Sc.,

Vice President - Exploration

G.M. Sharp,

Corporate Secretary

Bruce C. Grant,

Director

D. Neil Briggs,

Director

Donald G. Moore,

Director

James P. Stewart,

Director

SENIOR STAFF

Zara Boldt, B.A., CGA

Controller

STOCK EXCHANGE LISTINGS

TSX Venture Exchange

Trading Symbol: NDE

OTC Bulletin Board

Trading Symbol: NDTVF

OFFICES

Executive & Registered Office

Suite 860 - 625 Howe Street

Vancouver, BC, V6C 2T6, CANADA

Tel: (604) 687-7545; Fax: (604) 689-5041

WEB SITE: www.northair.com/ndt/

SOLICITORS

Blake, Cassells & Graydon LLP

Vancouver, BC, CANADA

Stewart McKelvey Stirling Scales

St. John’s, NF, CANADA

BANKERS

Bank of Montreal

Vancouver, BC, CANADA

AUDITORS

Staley, Okada & Partners

Vancouver, BC, CANADA

TRANSFER AGENTS

Pacific Corporate Trust Company

10th Floor, 625 Howe Street, Vancouver, BC,

V6C 2T6, CANADA

Tel:  604-689-9853

Fax: 604-689-8144

Web Site: www.pctc.com